FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 22, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Wimm-Bill-Dann Open Joint Stock Company (hereinafter the “Company” or “WBD Foods”) situated at the following address (location): office 306, 16/15 Yauzsky blvd., Moscow, Russian Federation, 109028, notifies the WBD Foods Shareholders of the Annual General Company’s Shareholders Meeting (hereinafter referred to as the Meeting) which will be held on June 19, 2009 at the Company location in the form of a meeting (joint presence of shareholders or their authorized representatives to discuss items of the agenda and make decisions on matters put to a vote).

Agenda of the Annual General Company’s Shareholders Meeting:

•                  On approval of WBD Foods annual report;

•                  On approval of annual accounting statements, incl. WBD Foods P&L report (profits and losses account);

•                  On allocation of WBD Foods profits (incl. payment (announcement) of dividends) and losses;

•                  On approval of WBD Foods auditor for 2009;

•                  On election of members of WBD Foods Board of Directors;

•                  On election of members of WBD Foods Revision Commission;

•                  On approval of interested party transactions.

Time of the Meeting: commencement of the shareholders registration — 2:00pm; commencement of the Meeting — 3:00pm at Moscow time. Date of drawing up the list of persons entitled to participate in the Meeting: May 08, 2009 (as of the Registrar’s COB).

Shareholders (Shareholders’ representatives) registration for participation in the Meeting shall be performed on the Meeting date from 2:00pm (Moscow time) at the Company location. To be registered, a person is to produce a document to prove his/her identity as well as documents confirming such person’s powers: power of attorney and/or other documents in accordance with the effective legislation of the Russian Federation. Voting on the agenda items is executed through voting ballots. The Company Shareholders may study the materials subject to be provided to the Company Shareholders upon preparing for the Meeting and obtain copies of materials subject to be provided to the Company Shareholders upon preparing for the Meeting from 09:00 am to 4:00 pm (Moscow time) on working days at the following address: office 306, 16/15, Yauzsky blvd., Moscow, Russian Federation.

II. DRAFT RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF WBD FOODS OJSC

1. On the first agenda item: “Approval of WBD Foods OJSC Annual Report”.

Be it resolved:

1.1. That WBD Foods OJSC Annual Report for 2008 based on Russian statutory accounting be approved.

2. On the second agenda item: “Approval of annual financial statements, including the income statement (profit and loss accounts) of WBD Foods OJSC”.

Be it resolved:

2.1. That annual financial statements for 2008, including the income statement (profit and loss accounts) of WBD Foods OJSC be approved.

3. On the third agenda item: “Allocation of profit (including payout/declaration of dividends) and loss of WBD Foods OJSC”.

3.1. The net profit of WBD Foods OJSC reflected in 2008 statutory financial statements shall not be allocated. Dividend payouts shall not be declared.

4. On the fourth agenda item: “Approval of WBD Foods OJSC auditor for 2009”.

4.1. For the purposes of verifying the financial and business activities of WBD Foods OJSC, in accordance with legal acts of the Russian Federation, be it resolved that SV-Audit CJSC be approved as the Company’s auditor for 2009.

5. On the fifth agenda item: “Election of the members of WBD Foods OJSC Board of Directors”.

5.1. Be it resolved that the members of WBD Foods OJSC Board of Directors be elected as follows: Guy de Selliers; M. V. Dubinin; I. V. Kostikov; Michael A. O’Neill; A.S. Orlov;  S. A. Plastinin; G. A. Yushvaev; D. Iakobachvili; E. G. Yassin; Markus Rhodes; Jacques Vincent.

6. On the sixth agenda item: “Election of the members of WBD Foods OJSC Audit Committee”.

6.1. Be it resolved that members of WBD Foods OJSC Audit Committee be elected as follows: Volkova Natalia Borisovna, Vershinina Irina Alexandrovna, Polikarpova Natalia Leonidovna, Propastina Tatiana Valentinovna, Solntseva Evgenia Solomonovna, Sergeev Grigory Sergeevich, Shavero Tatiana Viktorovna

7. On the seventh agenda item: “Related party transactions approval”.

7.1. For the purpose of compliance with formal requirements of the Federal Law, Concerning Joint Stock Companies in relation to related party transactions, the following transactions shall be approved:

1.               Increase of annual interest rate to 12,1%, and extension to December 31, 2010 of revolving loan contract made between WBD Foods OJSC and WBD OJSC (hereinafter, the “Debtor”) pursuant to which the maximum amount of current debt of the Debtor to WBD Foods OJSC shall not be above RUR 875,000,000 (Eight hundred seventy five million rubles).

2.               Increase of annual interest rate to 12,1%, and extension to December 31, 2010 of revolving loan contract made between WBD Foods OJSC and WBD OJSC (hereinafter, the “Debtor”) pursuant to which the maximum amount of current debt of the Debtor to WBD Foods OJSC shall not be above RUR
2 404 803 350 (Two billion four hundred four million eight hundred three thousand three hundred fifty rubles).

3.               Increase of annual interest rate to 12,1%, and extension to December 31, 2010 of revolving loan contract made between WBD Foods OJSC and WBD OJSC (hereinafter, the “Debtor”) pursuant to which the maximum amount of current debt of the Debtor to WBD Foods OJSC shall not be above RUR 680 294 140 (Six hundred eighty million two hundred ninety four thousand one hundred forty rubles).

4.               Increase of annual interest rate to 12,1%, and extension to December 31, 2010 of revolving loan contract made between WBD Foods OJSC and WBD OJSC (hereinafter, the “Debtor”) pursuant to which the maximum amount of current debt of the Debtor to WBD Foods OJSC shall not be above RUR
1 400 000 000 (One billion four hundred million rubles).

5.               WBD Foods OJSC shall provide the Central branch No. 8641 of the Savings Bank of Russia (OJSC, the CREDITOR) with a surety for WBD OJSC (the BORROWER), under the contract on the opening of a revolving credit line (hereinafter, the “Credit Agreement”) with the limit in the amount of RUR 750,000,000 (Seven hundred fifty million rubles),  which Credit Agreement is made on the following terms:

1) Credit terms and interest rates:

Credit term	Annual interest rate
Until May 28, 2010	15,5%

2) payment for the opening of the credit line in the amount of 0,15% of the credit line amount, totaling RUR 1,125,000 (One billion one hundred twenty five thousand rubles).

3) payment for the use of the credit line in the amount of 0,01% annual interest of the limit’s clear balance, to be paid on the dates of interest payments specified in the Credit Agreement.

4) As a collateral for timely and complete fulfillment of its liabilities, the BORROWER provides the CREDITOR with:

• a pledge of production equipment owned by the BORROWER

• a notarized photocopy of the insurance policy and/or notarized photocopy of the contract under which the BORROWER is obliged to insure assets provided as a pledge to the CREDITOR.

• WBD Foods OJSC’s surety of the BORROWER’s liabilities fulfillment.

• Surety for monthly payments of revenue in the amount not less than RUR 1,250,000,000.

WBD Foods OJSC shares with WBD OJSC a collective responsibility to the CREDITOR for timely and duly fulfillment of all WBD OJSC’s payment and other liabilities under the Credit Agreement, including:

• fulfillment of all liabilities of WBD OJSC in relation to the repayment of the main loan, payment of interest on the loan, commission fees, compensation of expenses and incurred losses, payable under the

Credit Agreement within the specified time period, or in the form of the mandatory early repayment of the loan in case of early maturity, upon request or in other cases when the above amounts are payable.

6. WBD Foods OJSC agrees to supply, and WBD OJSC agrees to pay for, and accept, inventories and fixed assets (computers, machines and equipment, devices of various types, selling equipment, telecommunication equipment, organizational equipment and fittings, and other inventories) in the amount and range as specified in the application. The Agreement amount totals up to RUR 1,500,000,000.

7. WBD Foods OJSC agrees to supply, and WBD OJSC agrees to pay for, and accept dairy and other products (goods) in the amount and range as specified in the application. The Agreement amount totals up to RUR 1,700,000,000.

8. Increase of annual interest rate to 12,1%, and extension to December 31, 2010 of revolving loan contract made between WBD Foods OJSC and WBD OJSC (hereinafter, the “Debtor”) pursuant to which the maximum amount of current debt of the Debtor to WBD Foods OJSC shall not be above RUR 1,008,440,800 (One billion eight million four hundred forty thousand eight hundred rubles).

III.  Information on candidates to the Board of Directors of WBD Foods OJSC*

1. Guy de Selliers

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
HB Advisers (UK)	Chairman of the Board of Directors
Shatura Furniture Plant OJSC	Member of the Board of Directors
Norilsk Nickel OJSC	Member of the Board of Directors
Solvey S.A.	Member of the Board of Directors
Partners in Hope	Chairman of Board of Trustees
Allied Resources Inc.	Member of the Board of Directors
Apprion Group, Ltd	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

2. Mikhail Vladimirovich Dubinin

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
Istrinskiye ruchyi LLC	Member of the Board of Directors
Nadezhny Fundament LLC	Member of the Board of Directors
Petri-trade LLC	Member of the Board of Directors
Cliff-real estate LLC	Member of the Board of Directors
“Benelux residency” non-for-profit partnership	Member of the Management Board
“ International community council for awarding the “Golden Falcon Medal” autonomous non-for-profit organization	Member of the Steering Committee

Holds a share in the charter capital of the issuer (excluding Global Depositary Receipts owned by the candidate): 4,11%

Holds no shares in subsidiaries / affiliated companies of the issuer.

3. Michael O’Neill

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
The Coca-Cola Icecek (Turkey)	Member of the Management Board

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

4. Alexander Sergeevich Orlov

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC Wimm-Bill-Dann Ukraine	Member of Supervisory Board
“Benelux residency” non-for-profit partnership	Member of the Management Board

Holds a share in the charter capital of the issuer (excluding Global Depositary Receipts owned by the candidate): 2,73%

Holds no shares in subsidiaries / affiliated companies of the issuer.

5. Sergey Arkadievich Plastinin

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC Wimm-Bill-Dann Beverages	Member of the Board of Directors
OJSC Wimm-Bill-Dann Ukraine	Member of Supervisory Board
OJSC Wimm-Bill-Dann	Member of the Board of Directors
OJSC Bishkeksut	Member of the Board of Directors
Taly Enterprises Limited	Director
CJSC Gulkevichsky butter factory	Member of the Board of Directors
SCJSC Karasukskoye milk	Member of the Board of Directors
Lendero Limited	Director

Holds a share in the charter capital of the issuer (excluding Global Depositary Receipts owned by the candidate): 4,80%

Holds no shares in subsidiaries / affiliated companies of the issuer.

6. Gavril Abramovich Yushvaev

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC RusAgroProject	President, member of the Board of Directors
CJSC Agrocomplex Gorki-2	Member of the Board of Directors
CJSC Breeding farm “Naro-Osanovsky”	Member of the Board of Directors
OJSC “Mill factory 4”	Member of the Board of Directors
OJSC “Yeisk port elevator”	Member of the Board of Directors
LLC «Kolmogorovskaya mine-2»	Member of the Board of Directors
LLC «Management company Promuglesbyt»	Member of the Board of Directors
LLC «Kolmogorovskoye mine office»	Member of the Board of Directors

Holds a share in the charter capital of the issuer (excluding Global Depositary Receipts owned by the candidate): 17,25%

Holds no shares in subsidiaries / affiliated companies of the issuer.

7. David Iakobachvili

Position in the issuing joint stock company: Chairman of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC Wimm-Bill-Dann	Chairman of the Board of Directors
OJSC Wimm-Bill-Dann Ukraine	Chairman of Supervisory Board
OJSC Wimm-Bill-Dann Beverages	Member of the Board of Directors
OJSC Bishkeksut	Member of the Board of Directors
LLC Metelitsa-Club	Member of the Board of Directors

CJSC Gulkevichsky butter factory	Member of the Board of Directors
Airport Financial Services Limited	Director
SCJSC Karasukskoye milk	Member of the Board of Directors
OJSC RusAgroProject	Member of the Board of Directors
CJSC Agrocomplex Gorki-2	Member of the Board of Directors
OJSC “Mill factory 4”	Member of the Board of Directors
LLC «Kolmogorovskaya mine-2»	Member of the Board of Directors
LLC «Management company Promuglesbyt»	Member of the Board of Directors
LLC «Kolmogorovskoye mine office»	Member of the Board of Directors
LLC Atamanskoe	Member of the Board of Directors
CJSC Niva	Member of the Board of Directors
OJSC Zavety Ilyicha	Member of the Board of Directors
OJSC Trud	Member of the Board of Directors

Holds a share in the charter capital of the issuer (excluding Global Depositary Receipts owned by the candidate): 8,67%

Holds no shares in subsidiaries / affiliated companies of the issuer.

8. Evgeny Grigorievich Yasin

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
State University — The Higher School of Economics	Research advisor
OJSC Sollers	Member of the Board of Directors
OJSC Otkritiye investitsii	Member of the Board of Directors
CJSC Echo Moskvi	Member of the Board of Directors
Expert Institute scientific and charity fund	President
Liberal Mission fund	President

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

9. Marcus J. Rhodes

Holds no position in the issuing joint stock company.

Positions in other organizations:

Organization	Position
Spartacus group	Director

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

10. Igor Vladimirovich Kostikov

Holds no position in the issuing joint stock company.

Positions in other organizations:

Organization	Position
The Institute of the World Economics and International Relations (Russian Academy of Sciences)	Chief research officer
Almaz-Antey Infinity	General manager
IFRM	Chairman of the Board of Directors
ARCO	Member of the Advisory Board
The Institute of Stock Market and Management Foundation	Research advisor
CJSC “St. Petersburg” International Stock Exchange	Member of the Board of Directors
The Russian Academy of State Service for the RF President	Member of the Scientific Board

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

11. Jacques Vincent

Holds no position in the issuing joint stock company.

Positions in other organizations:

Organization	Position
Groupe Danone	Vice President of the Board of Directors, Deputy Managing Director, Member of the Strategy Committee
Danone research (SAS)	President
Dasanbe agua mineral natural SA	Chairman
Compagnie Gervais Danone	President of the Board of Directors
Danone S.A.	Director and member of the Executive Committee
Cereplast, Inc.	Member of the Board of Directors
Weight watchers Danone China Limited Chine	Director
Syngenta	Director
Mediaperformances PUBLIC’AD	Director
Yakult honsha	Director
Institut Biophytis	Director
Ecole normale superieure de Lyon	President of the Board of Directors
Danone Baby and Medical Nutrition B.V..	Member of the Supervisory Council

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

Information on candidates to the Audit Committee of WBD Foods OJSC*

1. Natalia Borisovna Volkova

Position in the issuing joint stock company:

Head of Risk Management and SOX Compliance Department of WBD Foods OJSC

Holds no positions in other organizations.

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

2. Irina Alexandrovna Vershinina

Position in the issuing joint stock company:

Head of Communications Department, Board of Directors Office, WBD Foods OJSC

Holds no positions in other organizations.

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

3. Natalia Leonidovna Polikarpova

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Deputy Legal Department Director

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

4. Tatiana Valentinovna Propastina

Position in the issuing joint stock company:

Lead analyst, Internal Audit Department, WBD Foods OJSC

Holds no positions in other organizations.

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

5. Evgeniya Solomonovna Solntseva

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Head of Securities and Shareholder Rights Registration Department

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

6. Grigory Sergeevich Sergeev

Position in the issuing joint stock company:

Senior analyst, Internal Audit Department, WBD Foods OJSC

Holds no positions in other organizations.

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

7. Tatiana Viktorovna Shavero

Position in the issuing joint stock company:

Lead Manager, Communications Department, Board of Directors Office, WBD Foods OJSC

Holds no positions in other organizations.

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

*as of 19.05.2009

IV. Information on the auditor responsible for the audit according to Russian audit standards.

CJSC SV-Audit

Russia, 105066, Moscow, p/o box 65

105066, Moscow, Nizhnaya Krasnoselskaya, 40/12, bld. 20

Tel / fax (495) 771 65 65

E-mail: sv-audit@sv-audit.ru

http://www.sv-audit.ru

Audit and consulting group,

A member of the Russian Union of Industrialists and Entrepreneurs

Genuine professionals for your business

General information and professional reputation of CJSC SV-Audit

CJSC SV-Audit was founded in 1997 and is one of the oldest Russian audit companies with audit experience of more than 10 years to date.

CJSC SV-Audit is a member of IEC international audit and consulting chain. This membership gives SV-Audit access to technological, methodological and human resources of the chain. IEC international chain delivers audit, bookkeeping and tax consulting services.

Having become the member of the chain, the company managed to expand its range of services. It can currently deliver the following services to its clients: audit based on international standards, international taxation consulting, IFRS and US GAAP reporting.

CJSC SV-AUDIT RANKS AMONG AUDIT COMPANIES WITH ACCREDITATION WITH:

•                  The Ministry of Property Relations of the RF for the purpose of conducting audit of Federal State unitary enterprise; in 1999, 2000, 2001 the company was included in the list of authorized audit companies as a result of a tender held by the Ministry of Property and Ministry of Finance;

•                  Is on the list of the Register for audit companies that have earned positive reputation in audit services market of Moscow;

•                  The Ministry of Property Relations of the Moscow region.

THE COMPANY IS A MEMBER OF THE FOLLOWING NONCOMMERCIAL ASSOCIATIONS:

•                  Moscow Audit Chamber (Certificate # 277 dated 03.10.2001)

•                  the Russian Surveyors Society (Accreditation certificate # 0115/77 — 1111/2003).

•                  the Russian Union of Industrialists and Entrepreneurs since 1998 (Certificate # 1154);

•                  NC National federation of consultants and auditors (Certificate # 0051 dated 21.09.2000);

•                  Moscow Chamber of commerce and industry since 2002 (membership card # 123-222);

Outside quality control

Being the member of unions, associations and organizations SV-Audit undergoes regular outside quality control of its audit work conducted by the former.

In 2006, 2009(1) The Institute of Professional Accountants of Russia and Moscow Region (IPAR) certified the quality of the Company’s audit and issued respective certificates.

CJSC SV-Audit delivers wide range of audit, accounting and other related services and guarantees full independency and objectivity in research of all drivers, confidentiality of obtained data and drawn conclusions. The Company’s operation is set to meet Clients’ requirements in full — starting from verbal advice and written conclusions till representation Clients’ interests in various state authorities.

(1) In line with item 2.5 of “Temporary guidelines and programs of quality control of audit services by professional audit associations accredited with the Ministry of Finance of Russia” each audit company (an individual auditor) is subject to the audit once in three years.

Attachment: documents to verify the legal capacity of the member.

Licenses for audit and other types of activities

License type	License #	Issue date	License term
Audit	# E004172	15.05.2003	5 years (the license term is extended till May 15, 2013)
License of the Federal Security Service of the RF	GT 0015278	14.10.2008	Till 10.09.2013

Licenses that were issued earlier

License type	License number	Issue date	License term
General audit	007566 014642 010686	28.06.2000 25.06.1998 26.06.1997	3 years 2 years 1 year

Main lines of activity of CJSC SV-Audit

•                  Audit of Russian standards and international standards accounting and financial reports;

•                  Consulting in bookkeeping and tax accounting;

•                  Tax audit;

•                  Tax consulting;

•                  Business and property appraisal in line with Russian and international standards;

Advice to the government sector

COMPANY REPUTATION

Annual ratings of audit and consulting companies, produced by leading rating agencies, support high standing of CJSC SV-Audit. Our company ranks No. 10 in terms of revenue volume among 100 major audit and consulting groups in Russia (according to the Expert magazine) according to the results of the 2008 rating.

Rating of Audit and Consulting Groups according to the Expert RA for 2008(2)

Type of services	Ranking
Overall rating, performance level	10
Surveyor services	1
Audit services	2
Services related to ISFR	14

High customer service standards both in quality of services and the style of business communication have been the key element of the Company culture since the date of its foundation. In our adherence to professional ethics principles we seek to take into consideration individual characteristics of our customers to the maximum.

Having developed the scheme for project decision making on the spot, at the same time we are attentive to individual requirements of each company. Due to this we implement projects to an accomplished standard and build reliable relations with our customers.

COMPANY STAFF

CJSC SV-Audit employs highly professional practitioners in finance, economics, taxation and appraisal who have previously worked in major audit companies and have experience of cooperation with known Russian enterprises.

All projects by CJSC SV-Audit specialists are subject to control by department of quality. Single opinion of the company on disputable issues in tax accounting, bookkeeping and other areas of legislation is developed in the process of discussion and is approved by the department of methodology.

Quality of the work is our key priority. CJSC SV-Audit undergoes annual voluntary certification of compliance of its services to quality standards performed by independent experts  — Moscow Audit Chamber (in audit) and the Agency for certification of services at the Chamber for commerce and industry of the RF (in appraisal).

CJSC SV-Audit guarantees absolute independency and objectivity in projects completion, strict confidentiality of data and conclusions made in the process of work.

(2) Russian audit according to the results of 2008 // The Expert magazine, # 12, March 24-30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
	Name:	Dmitry V. Ivanov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: May 22, 2009